NEWS RELEASE	TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA REPORTS HIGH GRADE RESULTS, SIX DRILL RIGS AT COPPERSTONE

August 10, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) is pleased to report drill results from the current drilling programs, and reports the mobilization of a sixth drilling rig at the 100% owned Copperstone Project in Arizona. Currently at the project there are two reverse circulation drilling rigs and three core drilling rigs on the surface programs and one core drilling rig underground at the D-Zone.

D-Zone Underground Core Drilling

Underground core drilling continues at the D-Zone. Objectives of the program are conversion of known indicated and inferred resources into measured resources and reserves, and mine planning. A total of 40 holes have been drilled with a combined length of 3,891 metres. Approximately 3,600 metres in 36 planned holes remain to be drilled in the program, which is about 55% complete and has a budget for the entire program of approximately US$1 million.

The most significant intercepts in the new assay results include a 1.5 metre zone grading 26 g/t gold in drill hole number DU4-33, a 2.4 metre zone grading 21 g/t gold in drill hole number DU4-35, and a 1.2 metre intercept grading 36 g/t gold in drill hole number DU4-37. DU4-39 was drilled for geotechnical and metallurgical purposes and has not yet been assayed.

As previously reported, these drill intercepts are oblique to the mineralized Copperstone fault; true thicknesses of the D-Zone range up to 7 metres thick. The following table is a summary of assay results for this group of underground holes from the D-Zone drilling program; all drill fans were drilled to the East and Northeast into the Copperstone Fault zone on approximately fifty-foot centres:

Hole ID	From – To (ft)	Intercept (ft)	Gold (opt)	Gold (g/t)	Copper (%)
DU4-33	66-74	8	tr	tr	2.8
DU4-33	80.4-85.4	5	0.75	25.7	tr
DU4-33	202-219.1	17.1	0.132	4.5	tr
DU4-34	122-156	34	tr	tr	1.2
DU4-34	263.1-266	2.9	0.108	3.7	tr
DU-35	146-154	8	0.604	20.7	1.9
DU-35	160.2-169.5	9.3	0.298	10.2	1.0
DU-35	176-179	3	0.315	10.8	1.5
DU4-36	236-246.2	10.2	0.200	6.9	2.5
DU4-37	249-253	4	1.059	36.3	tr
DU4-37	296-307.6	11.6	0.269	9.2	2.3
DU4-38	assays pending
DU4-39	geotechnical and engineering;
	hole not assayed
DU4-40	assays pending

Highwall Core Drilling Program

The High Wall drilling program is immediately to the north of the open pit, to the Southeast of the C-Zone and the D-Zone. Objectives of the program are confirmation of known indicated and inferred resources, conversion of those resources to measured resources and reserves, and expansion of the resource base north of the open pit. The program is approximately 20% complete with 20 drill holes drilled with a combined length of 5,369 metres.

The target of this drilling is high-grade gold mineralization known to exist in the base of the high wall of the open pit and extending to the north along strike of the Copperstone Fault. The first two holes from this program were reported previously with intercepts of 4 metres grading 27 g/t gold and 5 metres grading 49 g/t gold in CRD-04-01 and CRD-04-02, respectively.

Notable new results include H4-19 which contains 4.7 metres grading 18 g/t gold including 1.5 metres grading 39 g/t gold. This table shows the new assay results from the Highwall core drilling program:

Hole ID	Dip (o)	From - To (ft)	Intercept (ft)	Gold (opt)	Gold (g/t)	Copper (%)
CRD-04-09	-59	694.5-706	11.5	0.165	5.7	0.2
		864-875	11	0.478	16.4	1.1
CRD-04-10	-66	711.5-718.5	7	0.053	1.8	0.4
CRD-04-11	-73	731.5-749	17.5	0.103	3.5	1.0
including		744.5-747	2.5	0.327	11.2	1.3
CRD-04-12	-90	610-615	5	0.111	3.8	tr
CRD-04-13	-90	843-848	5	0.172	5.9	0.4
H4-14	-59	714-724.5	10.5	0.253	8.7	1.8
H4-15	-73	815-833	18	0.307	10.5	1.2
H4-16	-78	assays pending
H4-17	-90	assays pending
H4-18	-71	825.5-834	8.5	0.411	14.1	1.6
H4-19	-71	834.5-850	15.5	0.527	18.1	0.7
including		840-845	5	1.149	39.4	1.5
H4-20	-84	816-823	7	0.105	3.6	5.4

Cross sections and plan maps for these drill holes are available on the Company’s website at: www.americanbonanza.com in the Copperstone map gallery. These intervals are drilled nearly perpendicular to the targeted structure; these intervals are all near true thickness intervals. This drilling will continue throughout the summer and will move toward the B zone, the C zone and D zone as drilling progresses, and will approach 30,000 metres in about 100 drill holes at a total cost of US$4 million by completion of the program.

Footwall Core Drilling Program

The Footwall target is an exploration target located about 400 feet (122 metres) below the main Copperstone Fault in the central part of the open-pit. The fault hosting the Footwall mineralization appears roughly parallel to the Copperstone Fault. The objective of this drilling program is to expand the Copperstone resource by exploring for new gold zones not included in any current resource estimates. The drilling program is over half complete; 17 holes have been drilled, with a combined length of 3,180 metres. About 8 holes remain in the follow-up program; total budgeted costs for the entire drilling program are about USD$400,000.

As previously announced, a visibly altered fault was encountered by most of the previous drill holes, and most of the drill holes contained low to high grade gold mineralization. The best intercept from this drilling was encountered in drill hole CRD-03-10, a 1.5 metre (true thickness) intercept grading 47 g/t gold.

Notable new results include F4-1 which contains 1.5 metres grading 14 g/t gold. This table shows the new assay results from the Footwall core drilling program:

Hole ID	Dip (o)	From - To (ft)	Intercept (ft)	Gold (opt)	Gold (g/t)	Copper (%)
F4-1	-83	574-579	5	0.408	14.0	tr
F4-2	-72	595-601	6	tr	tr	3.6
F4-2		601-604	3	0.079	2.7	0.2
F4-3	-75	no significant mineralization
F4-4	-79	453.5-457	3.5	0.255	8.7	tr

Further detailed information, including maps, concerning this exciting development is available at www.americanbonanza.com/properties/copperstone/map_gallery/. Mr. Brian Kirwin, President & CEO stated, “This gold mineralization is not included in any existing resource estimate and demonstrates the exciting discovery potential at Copperstone.”

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by international drilling contractors: Layne Christensen Company of Chandler, Arizon, Ruen Drilling Inc. of Clark Fork, Idaho and Diversified Drilling LLC of Missoula, Montana. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The surface program core is HQ size, equaling 2.625 inches in diameter and the underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 7.4 pounds for the surface drilling, assay sample sizes average 5.5 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site. Bonanza personnel transport the samples to America West Airlines’ airfreight desk at the Lake Havasu City, Arizona airport.

America West Airlines transport the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 1,309 core samples and 967 reverse circulation samples from surface and 510 core samples from the underground drilling were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 90 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp., Suite 1606-675 W. Hastings St., Vancouver, BC V6B 1N2